Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  May 29, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1308
        UBS Check-A-Month List: Equity Advisory Group, 2015-1, Series 1
                       File Nos. 333-202958 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment letter dated April 20, 2015, regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1308, filed on March 24, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the UBS Check-A-Month List: Equity Advisory Group, 2015-1, Series 1 (the "Trust"). Please note that the Trust has changed its name from UBS Check-A-Month List:
Equity Advisory Group, April 2015 Series to UBS Check-A-Month List: Equity Advisory Group, 2015-1, Series 1.

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The first sentence in this section states that the Trust will invest at least 80% of its assets in equity securities. Since the name of the Trust includes the term "UBS Check-A-Month List," please revise this sentence to provide a policy to invest at least 80% of the Trust's assets in equity securities that are on the UBS Check-A-Month List. See Rule 35d-1(a)(2) under the Investment Company Act of 1940.

     Response: The disclosure has been revised in response to your comment.

Investment Summary -- Security Selection

     2. The third bullet point in this section states that each security selected for the sub-universe must have a "free cash flow yield greater than 4%." Since the discussion of the yield may be considered an implied representation about future investment performance, please delete the disclosure of a "yield greater than 4%." See Rule 156(b)(2)(ii) under the Securities Act of 1933 (the "Securities Act").

     Response: The disclosure has been revised in response to your comment.

     3. The last sentence in this section states that "[t]he final portfolio will be equally weighted." Please clarify that the securities selected for the final portfolio will be equally weighted, and describe how many securities will be selected for the final portfolio.

     Response: The disclosure has been revised in response to your comment. We decline to state the number of securities in this section. The entire portfolio will be disclosed to investors on the Trust's Portfolio page, which will allow investors to identify the number of securities selected for the Trust.

Investment Summary -- Principal Risks

     4. The second bullet point in this section states that the Trust invests in ADRs and GDRs. Please disclose the Trust's strategies for its investments in ADRs and GDRs in the principal investment strategy section.

     Response: The language in the Security Selection has been revised in response to your comment.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren